SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 6)

                     ADDINGTON RESOURCES, INC.
                         (Name of Issuer)


                   COMMON STOCK, $1.00 PAR VALUE
                  (Title of Class of Securities)


                            006516 108
                          (CUSIP Number)

                          Bruce Addington
                      1500 North Big Run Road
                      Ashland, Kentucky 41102
                          (606) 928-3433
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)



                          November 2, 1995
      (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

     Check the following box if a fee is being paid with this
statement. /   /

                  CUSIP NO. - 006516 10 8

(1)     Name of reporting person. . . . . . .   Bruce Addington

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)     Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . .   (a)
                                             (b) X

(3)     SEC use only. . . . . . . . . . . . .

(4)     Source of funds (see instructions). .     00

(5)     Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)     Citizenship or place
     of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)     Sole voting power. . . . . . . .          924,006 <F1>
(8)     Shared voting power. . . . . . .                0
(9)     Sole dispositive power . . . . .          924,006 <F1>
(10)    Shared dispositive power . . . .                0

(11)    Aggregate amount beneficially
        owned by each reporting person . . . .    924,006 <F1>

(12)    Check box if the aggregate amount
        in Row (11) excludes certain
        shares (see instructions). . . . . . .

(13)    Percent of class represented
        by amount in Row (11) . . . . . . . . . 6.2% <F1>

(14)    Type of reporting person  . . . . . . . IN

<F1>    See  responses  to  Items  4,  5  and 6 concerning a Stock Purchase
Agreement, dated August 4, 1995, that contains contractual restrictions on voting and dispositive power.

     Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended, (the "Schedule"), filed by Bruce Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The purpose of this amendment is to amend and restate, in its entirety, the Schedule to reflect (a) the consummation of the transactions contemplated by that certain Stock Purchase Agreement, dated September 22, 1995, and that certain Agreement and Plan of Corporate Separation, dated September 22, 1995, and (b) the expiration of the relationship between Larry
Addington and Bruce Addington, reported in Amendment No. 5 to this Schedule, that may have given rise to their status as a group in connection with the disposition of securities of the Issuer pursuant to the Agreement and Plan of Corporate Separation. Information about Larry Addington as a possible member of a group with the reporting person is no longer presented in this Schedule. The Amendment also reflects a sale of shares of Common Stock by the reporting person. The Schedule is amended and restated in its entirety as follows.

     Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at 771 Corporate Drive, Suite 1000, Lexington, Kentucky 40503.


     Item 2.   Identity and Background.

          (a)  The person filing this statement is Bruce Addington.

           (b) The business address of Bruce Addington is: Addington Enterprises, Inc., 1500 North Big Run Road, Ashland, Kentucky 41102.

          (c)  Bruce Addington's Principal Occupation:  Entreprenuer.

          (d) During the last five years, Bruce Addington has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the last five years, Bruce Addington has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Bruce Addington is a United States citizen.

     Item 3.   Sources and Amount of Funds or Other Consideration.

     The Issuer was incorporated on September 29, 1986, to be a holding company for various corporate entities owned or controlled by Larry, Robert, and Bruce Addington, who are brothers (collectively, the "Addington Brothers"). Before June 23, 1987, the Addington Brothers owned 100% of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc., and 95% of the issued and outstanding shares of Ironton Coal Company.

     On June 23, 1987, the Issuer, through a series of exchanges of stock, acquired all of the issued and outstanding shares of Addington, Inc., and Addwest Mining, Inc. In addition, Addington, Inc., acquired the Addington Brothers' interest in Ironton Coal Company.

     During January 1988, the Issuer registered its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     On or about February 23, 1995, the Addington Brothers, as a group, may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of the agreement or understanding they reached to dispose of their shares of Common Stock as a part of a spin-off proposal they submitted to the Issuer on or about March 1, 1995 (see Item 4).

     On or about September 22, 1995, Bruce Addington and Larry Addington may be deemed to have acquired beneficial ownership of the shares of Common Stock owned by each of them, individually, as a result of their agreement to dispose of shares of Common Stock pursuant to the Agreement and Plan of Corporate Separation discussed in response to Item 4.

     Item 4.  Purpose of Transaction.

     The June 23, 1987, reorganization discussed in response to Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

     On or about March 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off the Issuer's environmental and non-environmental businesses, which spin-off proposal was withdrawn on July 11, 1995.

      The Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 4, 1995, among Bruce Addington, Larry Addington, Robert Addington and HPB Associates, L.P. ("HPB") is filed as Exhibit 17 to this Schedule and incorporated herein by reference. The sales of Common Stock by Bruce Addington, Larry Addington and Robert Addington to HPB, as provided for in the Stock Purchase Agreement, were consummated on August 4, 1995 and August 24, 1995.

     The Stock Purchase Agreement contains agreements by the Addington Brothers relating to the composition of the board of directors of the Issuer and the voting of shares of Common Stock in all elections of directors during the term of the Stock Purchase Agreement. Bruce Addington intends to elect directors of the Issuer in accordance with his obligations under the Stock Purchase Agreement during the term of that agreement.

     In the Stock Purchase Agreement, each of the Addington Brothers also agreed not to dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. Bruce Addington may in the future sell shares of Common Stock, subject to the restrictions imposed under Section 6.02(d) of the Stock Purchase Agreement during the term of that agreement.

     The obligations of Bruce Addington under the Stock Purchase Agreement with respect to the voting and disposition of shares of Common Stock will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof.

     The Stock Purchase Agreement, dated September 22, 1995 (the "Acquisition Agreement"), among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and Bruce Addington, is filed as Exhibit 19 to this Schedule and incorporated herein by reference. The transactions contemplated by the Acquisition Agreement were consummated on November 2, 1995. On that date, pursuant to the Acquisition Agreement, the Addington Brothers, through corporations owned by them, acquired, directly or indirectly, all of the outstanding shares of the following subsidiaries of the Issuer: Addington Mining, Inc.; Mining Technologies, Inc.; Addwest Mining, Inc.; Addington Coal Holding, Inc.; Mining Technologies Australia Pty. Ltd.; Tennessee Mining, Inc.; Addcar Contracting Pty. Ltd.; Energy, Inc.; and Addington Coal Sales, Inc.

     On November 2, 1995, Bruce Addington and Larry Addington exchanged, in the aggregate, 1,000,000 shares of Common Stock owned by them for all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co., which are owned by the Issuer, indirectly, through Addington Holding Company, Inc., pursuant to the terms and conditions contained in the Agreement and Plan of Corporate Separation (herein so called), dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Bruce Addington and Larry Addington, a copy of which is filed as Exhibit 20 to this Schedule and incorporated herein by reference. See the response to
Item 5.

     By virtue of the transactions contemplated by the Acquisition Agreement and the Agreement and Plan of Corporate Separation, the Addington Brothers, directly and through corporations owned by them, acquired substantially all of the Issuer's non-environmental operations (excluding gold and lime).

     Except as stated above, Bruce Addington does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer.

     (a), (b) Bruce Addington beneficially owns 924,006 shares of Common Stock (6.2% of those outstanding upon consummation of the Agreement and Plan of Corporate Separation). Bruce Addington has sole voting and dispositive power over the shares beneficially owned by him subject to the restrictions on voting and dispositive power contained in the Stock Purchase Agreement, dated August 4, 1995, between HPB and the Addington Brothers, a copy of which is filed as Exhibit 17 to this Schedule and is incorporated herein by reference. See the response to Items 4 and 6 concerning voting and dispositive power and shares pledged by Bruce Addington.

     (c) On November 2, 1995, Bruce Addington disposed of 150,000 shares of Common Stock and Larry Addington disposed of 850,000 shares of Common Stock in a transaction effected directly with the Issuer (and the Issuer's subsidiary, Addington Holding Company, Inc.) pursuant to that certain the Agreement and Plan of Corporate Separation, dated September 22, 1995, a copy of which is filed as Exhibit 20 to this Schedule. The purchase price paid for such shares by the Issuer (through Addington Holding Company, Inc.) was, in the aggregate, the exchange of all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co. owned by the Issuer, indirectly, through Addington Holding Company, Inc. The closing price of shares of Common Stock as of September 21, 1995, the date preceding the date of the Agreement and Plan of Corporate Separation, which fixed the number of shares of Common Stock being exchanged, was $14.625, as reported by NASDAQ NMS. Following the disposition of such shares, Bruce Addington has no agreements or understandings with Larry Addington to act in concert in the disposition of securities of the Issuer.

          On October 20, 1995, Bruce Addington sold 4,000 shares of Common Stock in a broker's transaction in the open market at a price per share of $14.50.

          Otherwise,  Bruce   Addington   has   not   effected   any  other
transactions in the Issuer's Common Stock since September 22, 1995, the date of the most recent filing of an amendment to this Schedule.

     (d) Bruce Addington has pledged a total of 650,000 shares of Common Stock. He has not pledged 5% or more of the Issuer's Common Stock to any one person. See the response to Item 6 of this Schedule.

     Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
     (i) The Stock Purchase Agreement, dated August 4, 1995, among the Addington Brothers and HPB contains agreements concerning the disposition of shares of Common Stock owned by the Addington Brothers and the voting of shares of Common Stock in the election of directors of the Issuer during the term of that agreement. The Stock Purchase Agreement is filed as
Exhibit 17 and is incorporated by reference herein.

     (ii) The Agreement and Plan of Corporate Separation, which is filed as Exhibit 20 and incorporated herein by reference, contains agreements relating to the disposition of shares of Common Stock owned by Larry Addington and Bruce Addington.

      (iii) The following describes the currently outstanding pledges of shares by Bruce Addington. On November 2, 1995, Bruce Addington pledged 250,000 shares of Common Stock to secure financing made available to Addington Enterprises, Inc. in connection with the closing of the transactions contemplated by the Acquisition Agreement. Bruce Addington also has pledged 200,000 shares of Common Stock to a broker pursuant to a pledge agreement dated June 26, 1995; 100,000 shares of Common Stock to a broker pursuant to a pledge agreement; and 100,000 shares of Common Stock to a broker.

     Item 7.  Material to be filed as Exhibits.

          The following lists exhibits to this Schedule:

     Exhibit 1 -- Letter dated March 1, 1995 to the Issuer from Larry Addington, Robert Addington and Bruce Addington (previously filed)

      Exhibit 2 -- Letter dated February 23, 1995, addressed to Larry Addington from The CIT Group/Capital Equipment Financing, Inc. (previously filed)

     Exhibit 15 -- Pledge Agreement, dated June 26, 1995, between Bruce Addington and Prudential Securities (previously filed)

       Exhibit 16 -- Control, Restricted, or Shelf Registered Loan Application between Bruce Addington and Prudential Securities (previously filed)

     Exhibit 17 -- Stock Purchase Agreement, dated August 4, 1995, among HPB Associates, L.P. and Larry Addington, Robert Addington and Bruce Addington (previously filed)

      Exhibit 18 -- Letter agreement, dated August 4, 1995, between Addington Resources, Inc. and Larry Addington, Robert Addington and Bruce Addington (previously filed)

     Exhibit 19 -- Stock Purchase Agreement, dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and Bruce Addington (previously filed)

     Exhibit 20 -- Agreement and Plan of Corporate Separation, dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Larry Addington and Bruce Addington (previously filed)

     Exhibit 21 -- Pledge Agreement, dated as of November 1, 1995, between Bruce Addington and The CIT Group/Business Credit, Inc. for the benefit of itself and The CIT Group/Equipment Finance, Inc. (filed herewith)

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         /s/ Bruce Addington
                         Bruce Addington

                         Date:  November 8, 1995